

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 5, 2018

Via E-mail
Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103-1410

> **Re:** **Dolby Laboratories, Inc.**
> **10-K for Fiscal Year Ended September 29, 2017**
> **Filed November 16, 2017**
> **File No. 1-32431**

Dear Mr. Chew:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1.   You stated in your letter to us dated February 11, 2015 that you have registered patents in Syria and that consumer products incorporating your technology are sold in Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment

evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        Ryan Nicholson
        VP Corporate Controller
        Dolby Laboratories, Inc.